Filed by: NorthStar Asset Management Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Asset Management Group Inc. (Commission File No.: 001-36301)

On June 3, 2016, NorthStar Asset Management Group Inc. (“NSAM”) circulated the below communication through emails:

External Communication (Email-Home Office and BD-Use Only) 06.02.16 FINAL-FINAL

Audience: Home office contacts and advisors — BD Use Only

Timing: Send today — 1:30/2 pm

Subject Line: NSAM, Colony Capital and NRF Announce Merger

Dear %%first_name%%,

As you may have read, NorthStar Asset Management Group Inc. (NYSE: NSAM), Colony Capital, Inc. (“Colony”) (NYSE: CLNY) and NorthStar Realty Finance Corp. (NYSE: NRF) announced today that they have entered into a definitive merger agreement under which the companies will combine in an all-stock merger of equals transaction to create a world-class, internally-managed, diversified real estate and investment management platform.

This agreement was made in order to combine the competitive strengths of each company to create a global leader in real estate and investment management. We believe that this merger will create a stronger sponsor that offers more diverse and robust benefits, enhancing our ability to drive returns.

The transaction is expected to close during the first quarter of 2017, subject to customary closing conditions, including regulatory approvals, and approval by the NSAM, Colony and NRF shareholders.

Strategic and Financial Benefits:

•                  Creates World-Class Real Estate and Investment Management Platform

•                  Larger, More Diversified and Stable Investment Portfolio

•                  Significant Cost Savings

•                  Stronger Balance Sheet, Ongoing Deleveraging and Improved Liquidity

•                  Increased Scale and Value Creation

•                  Widens Access to Multiple Sources of Capital

We would like to invite you to attend a conference call to hear from NSAM’s Chief Investment and Operating Officer, Daniel Gilbert and NorthStar Securities, LLC President, Tim Toole as they discuss the Colony NorthStar, Inc. (Colony NorthStar) merger.

Call In Details:

Date: June 6, 2016

Time: 4:00 p.m. Eastern Time

Dial In: XXX-XXX-XXXX

Conference Code: XXXXXX

In addition, you can access a recording of the joint public conference call from earlier today by dialing (888) 203-1112 (U.S.), and use conference ID 1462415. This recording will be available starting Friday, June 3, 2016 at 10:00 a.m. Pacific Time / 1:00 p.m. Eastern Time, through Friday, June 10, 2016, at 9:00 a.m. Pacific Time / 12:00 p.m. Eastern Time.

To learn more, please refer to the:

•                  Investor presentation

•                  Press release

We remain committed to working on behalf of our shareholders and partners to build long-term value. If you have any questions, please feel free to reach out to our sales team at 877.940.8777.

Sincerely,

NorthStar Securities, LLC

5299 DTC Blvd., Suite 900

Greenwood Village, CO 80111

Toll Free 877.940.8777 | NorthStarSecurities.com

FOR BROKER-DEALER USE ONLY

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger, the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NSAM, Colony or NRF are under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, NSAM, Colony and NRF will cause an affiliate of NSAM, New Polaris Inc., a Maryland subsidiary of NSAM that will be renamed Colony NorthStar, Inc. (“Colony NorthStar”) and will be the surviving parent company of the combined company to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NSAM, Colony and NRF and that also will constitute a prospectus of Colony NorthStar.  Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORT ON FORM 8-K TO BE FILED BY EACH OF NSAM, COLONY AND NRF IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony, and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction.  Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016, and in a Current Report on Form 8-K to be filed by NSAM with the SEC in connection with the announcement of the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and a Current Report on Form 8-K to be filed by Colony with the SEC in connection with the announcement of the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016, and in a Current Report on Form 8-K to be filed by NRF with the SEC in connection with the announcement of the proposed transaction. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.